UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Homestore, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
437852106
(CUSIP Number)
Eric J. Bock, Esq. Executive Vice President - Law and Corporate Secretary Cendant Corporation 9 West 57th Street New York, New York 10019 Telephone: (212) 431-1836
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 25, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CENDANT CORPORATION (I.R.S. IDENTIFICATION NO. 06-0918165)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,331,503 8. SHARED VOTING POWER - 0 - 9. SHARED VOTING POWER - 0 - 10. SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,503
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ? [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%
14.	TYPE OF REPORTING PERSON CO

The shares of Homestore, Inc. common stock beneficially owned by Cendant Corporation are held of record by Cendant Membership Services Holdings, Inc., a wholly-owned subsidiary of Cendant Corporation.

This Amendment No. 6 amends and supplements the Statement on Schedule 13D/A filed with the Securities and Exchange Commission on March 4, 2004 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein, there has been no change in the information previously reported on Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is amended as follows:

(a)   Cendant beneficially owns 7,331,503 shares of Homestore Common Stock through its wholly owned subsidiary Cendant Membership Services Holdings, Inc. ("CMS"). Based on the 123,510,703 shares of Homestore Common Stock that were issued and outstanding as of April 30, 2004 (as reported by Homestore, Inc. in its Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended March 31, 2004), the 7,331,503 shares of Homestore Common Stock beneficially owned by Cendant represented 5.93% of the issued and outstanding shares of Homestore Common Stock on such date.

(b)   Cendant has the sole power to vote or direct the voting of the shares of Homestore Common Stock and the sole power to dispose of, or to direct the disposition of, the shares of Homestore Common Stock.

(c)   On March 4, 2004 and June 18, 21, 22, 23, 24, 25, 28, and 29, 2004 Cendant sold 100,000, 350,000, 100,000, 50,000, 119,700, 175,000, 107,500, 370,000, and 727,800 shares of Homestore Common Stock, respectively, at an average price of $3.90 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2004
                        CENDANT CORPORATION

By:   /s/ Eric J. Bock

Name: Eric J. Bock, Esq.
Title:  Executive Vice President –
Law and Corporate Secretary